Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2007	2006
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net gain (loss) from continuing operation	$(17,645)	$290
Net gain (loss) from discontinued operation	$21,320	$(1,279)

Net Loss as reported	$3,675	$(989)

Earning(loss)from continuing operation	$(0.36)	$(0.10	)(1)
Loss from discontinued operation	0.43	(0.06)

Earning per Class A Share	$0.07	$(0.16)

Weighted average number of shares used in
calculation (in thousands)	49,259	21,027

(1)	After deduction of accrued preferred stock dividends of $2,438 thousand.